UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NUZEE, INC.

(Name of Issuer)

Common Stock, par value $0.00001

(Title of Class of Securities)

67073S208

(CUSIP Number)

Katsuyoshi Eguchi

4-1002, Omori, Moriyama-ku

Nagoya-Shi, Aichi-ken, Japan

463-0021

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 3, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Katsuyoshi Eguchi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 390,712 Shares
	8	SHARED VOTING POWER 522,864 Shares
	9	SOLE DISPOSITIVE POWER 390,712 Shares
	10	SHARED DISPOSITIVE POWER 522,864 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 913,576 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Based on a total of 14,567,755 shares of the Issuer’s common stock outstanding as of August 28, 2020.

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1	NAMES OF REPORTING PERSONS Eguchi Holdings Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 495,363
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 495,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 495,363
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on a total of 14,567,755 shares of the Issuer’s common stock outstanding as of August 28, 2020.

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1	NAMES OF REPORTING PERSONS EGC Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 6,667
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 6,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on a total of 14,567,755 shares of the Issuer’s common stock outstanding as of August 28, 2020.

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1	NAMES OF REPORTING PERSONS Gold Coast LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 20,834
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 20,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,834
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on a total of 14,567,755 shares of the Issuer’s common stock outstanding as of August 28, 2020.

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Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.00001 per share (the “Shares”), of NuZee, Inc., a corporation organized under the laws of Nevada, whose corporate office is located at 1700 Capital Avenue, Suite 100, Plano, Texas, 75074 (the “Issuer”).

Unless otherwise indicated, all share and per share information in this Statement reflects the Issuer’s l-for-3 reverse stock split which became effective on November 12, 2019.

Item 2. Identity and Background.

(a)-(c), (f)	This Statement is being filed jointly by (i) Katsuyoshi Eguchi, a Japanese citizen (“Mr. Katsuyoshi Eguchi”), (ii) Eguchi Holdings Co., Ltd., a corporation formed under the laws of Japan (“Eguchi Holdings”), (iii) EGC Co. Ltd., a corporation formed under the laws of Japan (“EGC”), and (iv) Gold Coast LLC, a limited liability company formed under the laws of Japan (“Gold Coast”) and, collectively with Mr. Katsuyoshi Eguchi, Eguchi Holdings and EGC, the “Reporting Persons”).

Mr. Katsuyoshi Eguchi’s present principal occupation or employment is Chief Executive Officer of NuZee JAPAN Co., Ltd. (“NuZee JP”), a majority owned subsidiary of the Issuer, of which the Issuer owns 70% of the outstanding equity interests and Mr. Katsuyoshi Eguchi owns the remaining 30%. The principal business address of Mr. Katsuyoshi Eguchi is 4-1002, Omori, Moriyama-ku, Nagoya-Shi, Aichi-ken, Japan, 463-0021. Mr. Katsuyoshi Eguchi is (i) the Chief Executive Officer of Eguchi Holdings, (ii) the chairman of the board of directors of EGC, and (iii) the sole equity owner of Gold Coast, and, as such, is in the position to determine the investment and voting decisions made by each of Eguchi Holdings, EGC, and Gold Coast.

(d)	During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the persons listed on Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired beneficial ownership of the Shares disclosed in Item 5 herein over several years through various means, including:

(i)	269,600 Shares purchased by Mr. Katsuyoshi Eguchi from the chief executive officer of the Issuer in a private sale at a price of $0.30 per Share.

(ii)	6,667 Shares purchased by Mr. Katsuyoshi Eguchi from the Issuer in private placements at a price of $1.44 per Share.

(iii)	114,445 Shares purchased by Mr. Katsuyoshi Eguchi from an entity affiliated with Mr. Katsuyoshi Eguchi in a private sale for a price of $0.54 per Share.

(iv)	66,667 Shares purchased by Eguchi Holdings from the Issuer in private placements at a price of $1.44 per Share.

(v)	317,584 Shares (the “Exchange Shares”) acquired by Eguchi Holdings as part of a share exchange in connection with the acquisition by the Issuer of NuZee JP on October 3, 2016, pursuant to the Share Exchange Agreement (the “Share Exchange Agreement”) dated as of August 16, 2016 by and among the Issuer, NuZee JP and the shareholders of NuZee JP (the “NuZee JP Shareholders”). Pursuant to the Share Exchange Agreement, the Issuer acquired 70% of the issued and outstanding common stock of NuZee JP for consideration consisting of an aggregate of 382,912 Shares issued to the NuZee JP Shareholders.

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(vi)	111,112 Shares purchased by Eguchi Holdings from a stockholder of the Issuer in a private sale for a price of $0.30 per Share.

(vii)	6,667 Shares purchased by EGC from the Issuer in private placements at a price of $1.44 per Share.

(viii)	20,834 Shares purchased by Gold Coast from a stockholder of the Issuer in a private sale for a price of $0.39 per Share.

Item 4. Purpose of Transaction.

Eguchi Holdings acquired the Exchange Shares in connection with the acquisition by the Issuer of NuZee JP pursuant to the Share Exchange Agreement. The Reporting Persons acquired the remaining Shares for investment purposes.

Mr. Katsuyoshi Eguchi is the Chief Executive Officer of NuZee JP, a majority owned subsidiary of the Issuer. In this capacity, the Mr. Katsuyoshi Eguchi may from time to time exert influence on the Issuer’s management and strategic direction. Additionally, in their capacities as stockholders of the Issuer, the Reporting Persons review and intend to continue to review, on an ongoing and continued basis, their investments in the Issuer. Depending on the factors discussed below and other factors, and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of their securities of the Issuer or make proposals to the Issuer. Subject to compliance with applicable laws and the Issuer’s policies, any transactions or activities that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, whether various strategic transactions by the Issuer have occurred or may occur; the securities markets in general and those for the Issuer’s securities in particular; the financial condition, results of operations and prospects of the Issuer; management and corporate governance of the Issuer; general economic, financial market and industry conditions; other investment and business opportunities available to the Reporting Persons; tax considerations; and other factors.

Other than as described above in this Item 4, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law and the policies of the Issuer, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

(a)	See rows (11) and (13) of the cover page to this Statement for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Persons.

(b)	See rows (7) through (10) of the cover page to this Statement for the number of Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Not applicable.

(d)	To the best knowledge of Mr. Katsuyoshi Eguchi, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Katsuyoshi Eguchi.

To the best knowledge of Eguchi Holdings, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Eguchi Holdings.

To the best knowledge of EGC, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by EGC.

To the best knowledge of Gold Coast, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Gold Coast.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2020

/s/ Katsuyoshi Eguchi
Katsuyoshi Eguchi

EGUCHI HOLDINGS CO., LTD.

By:	/s/ Katsuyoshi Eguchi
Katsuyoshi Eguchi, Chief Executive Officer

EGC CO., LTD.

By:	/s/ Masato Hoshikawa
Masato Hoshikawa, Chief Executive Officer

GOLD COAST LLC

By:	/s/ Yusei Eguchi
Yusei Eguchi, Chief Executive Officer

SCHEDULE A

Directors and Executive Officers of Eguchi Holdings Co., Ltd.

	Position with	Present Principal			Shares Beneficially Owned
Name	Eguchi Holdings	Occupation	Business Address	Citizenship	Number	%

Katsuyoshi Eguchi	Chief Executive Officer	Chief Executive Officer of NuZee JAPAN Co., Ltd.	4-1002, Omori, Moriyama-ku Nagoya-Shi, Aichi-ken, Japan 463-0021	Japan	913,576	6.27%
Takao Kino	Senior Managing Director	*	4-1002, Omori, Moriyama-ku Nagoya-Shi, Aichi-ken, Japan 463-0021	Japan	10,002	0.07%
Mika Ogata	Managing Director	*	4-1002, Omori, Moriyama-ku Nagoya-Shi, Aichi-ken, Japan 463-0021	Japan	65,599	0.45%
Hisanori Aratani	Director and Sales Manager	*	4-1002, Omori, Moriyama-ku Nagoya-Shi, Aichi-ken, Japan 463-0021	Japan	3,334	0.02%
Masato Hoshikawa	Construction Manager	Chief Executive Officer of EGC Co., Ltd.	4-1002, Omori, Moriyama-ku Nagoya-Shi, Aichi-ken, Japan 463-0021	Japan	6,668	0.05%
Yuhi Mizuta	Financial Director	*	4-1002, Omori, Moriyama-ku Nagoya-Shi, Aichi-ken, Japan 463-0021	Japan	0	N/A

* The present principal occupation is the same as his/her position with Eguchi Holdings.

Directors and Executive Officers of EGC Co., Ltd.

	Position with	Present Principal			Shares Beneficially Owned
Name	Eguchi Holdings	Occupation	Business Address	Citizenship	Number	%

Katsuyoshi Eguchi	Chairman of the Board of Directors	Chief Executive Officer of NuZee JAPAN Co., Ltd.	4-1002, Omori, Moriyama-ku Nagoya-Shi, Aichi-ken, Japan 463-0021	Japan	913,576	6.27%
Masato Hoshikawa	Chief Executive Officer	*	4-1002, Omori, Moriyama-ku Nagoya-Shi, Aichi-ken, Japan 463-0021	Japan	6,668	0.05%

* The present principal occupation is the same as his/her position with EGC.

Executive Officers of Gold Coast LLC

	Position with	Present Principal			Shares Beneficially Owned
Name	Eguchi Holdings	Occupation	Business Address	Citizenship	Number	%

Yusei Eguchi	Chief Executive Officer	*	4-1002, Omori, Moriyama-ku Nagoya-Shi, Aichi-ken, Japan 463-0021	Japan	0	N/A

* The present principal occupation is the same as his position with Gold Coast.

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated September 25, 2020, relating to the Common Stock, par value $0.00001 of NuZee, Inc. shall be filed on behalf of the undersigned.

Dated: September 25, 2020

/s/ Katsuyoshi Eguchi
Katsuyoshi Eguchi

EGUCHI HOLDINGS CO., LTD.

By:	/s/ Katsuyoshi Eguchi
Katsuyoshi Eguchi, Chief Executive Officer

EGC CO., LTD.

By:	/s/ Masato Hoshikawa
Masato Hoshikawa, Chief Executive Officer

GOLD COAST LLC

By:	/s/ Yusei Eguchi
Yusei Eguchi, Chief Executive Officer